SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13D/A
                                (Amendment No. 2)

                    Under the Securities Exchange Act of 1934


                          VELOCITY EXPRESS CORPORATION
                                (Name of Issuer)

                         COMMON STOCK, [$.004 PAR VALUE]
                         (Title of Class of Securities)

                                    92257T103
                                 (CUSIP Number)

                        EXETER CAPITAL PARTNERS IV, L.P.
                         10 EAST 53RD STREET, 32ND FLOOR
                               NEW YORK, NY 10022
                                 (212) 872-1175
                              ATTN: KURT BERGQUIST

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                     VARIOUS
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

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1       NAME OF REPORTING PERSON
        EXETER CAPITAL PARTNERS I.V., L.P.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) I.R.S. IDENTIFICATION NO. 13-3967549

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 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                     (b) [x]
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 3      SEC USE ONLY

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 4      SOURCE OF FUNDS (See Instructions)

        OO (SEE ITEM 3)
-----------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
        PURSUANT TO ITEMS 2(d) or 2(e)

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 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
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NUMBER OF SHARES                    7      SOLE VOTING POWER
BENEFICIALLY OWNED BY                      951,901
EACH REPORTING PERSON              ------------------------------------------
WITH                                8      SHARED VOTING POWER
                                           0
                                   ------------------------------------------
                                    9      SOLE DISPOSITIVE POWER
                                           951,901
                                   ------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        951,901
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                          [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.94%
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14      TYPE OF REPORTING PERSON (See Instructions)

        PN
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                                     - 2 -

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1       NAME OF REPORTING PERSON
        EXETER IV ADVISORS, L.P.

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

-----------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**           (a) [ ]
                                                                     (b) [x]
-----------------------------------------------------------------------------
 3      SEC USE ONLY

-----------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

        OO (SEE ITEM 3)
-----------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
        PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-----------------------------------------------------------------------------
NUMBER OF SHARES                    7      SOLE VOTING POWER
BENEFICIALLY OWNED BY                      951,901
EACH REPORTING PERSON              ------------------------------------------
WITH                                8      SHARED VOTING POWER
                                           0
                                   ------------------------------------------
                                    9      SOLE DISPOSITIVE POWER
                                           951,901
                                   ------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        951,901
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                          [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.94%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

        PN
-----------------------------------------------------------------------------

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1       NAME OF REPORTING PERSON
        EXETER IV ADVISORS, INC.

         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


-----------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**           (a) [ ]
                                                                     (b) [x]
-----------------------------------------------------------------------------
 3      SEC USE ONLY

-----------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

        OO (SEE ITEM 3)
-----------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
        PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        DELAWARE
-----------------------------------------------------------------------------
NUMBER OF SHARES                    7      SOLE VOTING POWER
BENEFICIALLY OWNED BY                      951,901
EACH REPORTING PERSON              ------------------------------------------
WITH                                8      SHARED VOTING POWER
                                           0
                                   ------------------------------------------
                                    9      SOLE DISPOSITIVE POWER
                                           951,901
                                   ------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         951,901
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                          [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
        3.94%
-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

        CO
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                                     - 4 -

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1       NAME OF REPORTING PERSON
        KEITH R. FOX

        S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)


-----------------------------------------------------------------------------
 2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP**           (a) [ ]
                                                                     (b) [x]
-----------------------------------------------------------------------------
 3      SEC USE ONLY

-----------------------------------------------------------------------------
 4      SOURCE OF FUNDS (See Instructions)

        OO (SEE ITEM 3)
-----------------------------------------------------------------------------
 5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        [ ]
        PURSUANT TO ITEMS 2(d) or 2(e)

-----------------------------------------------------------------------------
 6      CITIZENSHIP OR PLACE OF ORGANIZATION

        UNITED KINGDOM
-----------------------------------------------------------------------------
NUMBER OF SHARES                    7      SOLE VOTING POWER
BENEFICIALLY OWNED BY                      951,901
EACH REPORTING PERSON              ------------------------------------------
WITH                                8      SHARED VOTING POWER
                                           0
                                   ------------------------------------------
                                    9      SOLE DISPOSITIVE POWER
                                           951,901
                                   ------------------------------------------
                                    10     SHARED DISPOSITIVE POWER
                                           0
-----------------------------------------------------------------------------
11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
        951,901
-----------------------------------------------------------------------------
12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
        CERTAIN SHARES                                          [ ]
-----------------------------------------------------------------------------
13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.94%

-----------------------------------------------------------------------------
14      TYPE OF REPORTING PERSON (See Instructions)

        IN
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                                     - 5 -

                                EXPLANATORY NOTE
                                ----------------

This Amendment No. 2 amends the information reported in Amendment No. 1 to
Schedule 13D filed on November 14, 2006 (the "November 2006 13D/A"), relating to the common stock, par value $.004 per share (the "Common Stock"), of Velocity Express Corporation, a Delaware corporation (the "Issuer"). The principal executive offices of the Issuer are located at One Morningside Drive North, Bldg. B, Suite 300, Westport, Connecticut 06880. Terms not otherwise defined herein shall have the meanings given to them in the Schedule 13D.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

(a) As of the date of this Statement, Exeter may be deemed the beneficial owner of 951,901 shares of Common Stock, which represents approximately 3.94% of the Issuer's Common Stock (based on 24,141,162 shares of Common Stock outstanding as of November 16, 2006 as represented in the Issuer's Quarterly Report on Form 10-Q, filed with the Commission on November 21, 2006).

Since the filing by the Reporting Person of the November 2006 13D/A, the Reporting Person has sold 1,513,517 shares of Common Stock, all in open market, broker transactions, as follows:

         DATE               SHARES SOLD           PRICE (PER SHARE)
         ----               -----------           -----------------

      12/11/2006              104,300                  $1.4857
      12/12/2006              246,836                  $1.3513
      12/13/2006              213,069                  $1.3500
      12/14/2006              125,490                  $1.3544
      12/15/2006                6,500                  $1.4000
      12/18/2006                6,587                  $1.3500
      12/19/2006              129,600                  $1.3500
      12/20/2006                8,200                  $1.3500
      12/21/2006              111,400                  $1.3100
      12/22/2006              101,600                  $1.3100
      12/27/2006               10,643                  $1.3500
      01/03/2006               77,941                  $1.4329
      01/04/2006                8,000                  $1.4503
      01/05/2006                5,100                  $1.4602
      01/08/2006                7,356                  $1.4500
      01/09/2006                  100                  $1.4500
      01/12/2006               50,000                  $1.5025
      01/16/2006               33,580                  $1.5500
      01/17/2006              167,215                  $1.5642
      01/18/2006              100,000                  $1.5663



(b) The information contained on the cover pages hereto is hereby incorporated by reference to this Item 5(b).

(c) Except as described herein, Exeter has not effected any transactions with respect to the Issuer within the past sixty days.

(d) Not Applicable.

(e) On January 17, 2007, Exeter ceased to be a beneficial owner of more than five percent of securities of the Issuer.



ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Exhibit A       Joint Filing Agreement (filed herewith).

                                    SIGNATURE
                                    ---------


          After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated:  February 15, 2007

                                  EXETER CAPITAL PARTNERS IV, L.P.

                                  BY: EXETER IV ADVISORS, L.P., ITS GENERAL
                                          PARTNER


                                       By:  /s/ Keith R. Fox
                                           -----------------------------
                                          Name:  Keith R. Fox
                                          Title: Principal



                                   EXETER IV ADVISORS, L.P.

                                   BY: EXETER IV ADVISORS, INC., ITS GENERAL
                                           PARTNER


                                      By:  /s/ Keith R. Fox
                                          -----------------------------
                                          Name:  Keith R. Fox
                                           Title: Principal


                                   EXETER IV ADVISORS, INC.


                                   By:  /s/ Keith R. Fox
                                      -----------------------------
                                      Keith R. Fox



                                    KEITH R. FOX


                                        /s/ Keith R. Fox
                                       -----------------------------

EXHIBIT A
---------

                             JOINT FILING AGREEMENT

          In accordance with Rule 13d-1(k)(1)(iii) promulgated under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a statement on Schedule 13D (including amendments thereto) with respect to the common stock, par value $.004 per share, of Velocity Express Corporation, and further agree that this Joint Filing Agreement be included as an exhibit to the Schedule 13D. Each party to this Joint Filing Agreement expressly authorizes each other party to file on its behalf any and all amendments to such statements. In evidence thereof, the undersigned, being duly authorized, hereby execute this agreement this 15th day of February, 2007.



                                  EXETER CAPITAL PARTNERS IV, L.P.

                                  BY: EXETER IV ADVISORS, L.P., ITS GENERAL
                                          PARTNER


                                       By:  /s/ Keith R. Fox
                                          -----------------------------
                                          Name: Keith R. Fox
                                          Title: Principal


                                   EXETER IV ADVISORS, L.P.

                                   BY: EXETER IV ADVISORS, INC., ITS GENERAL
                                           PARTNER


                                      By:  /s/ Keith R. Fox
                                          -----------------------------
                                          Name: Keith R. Fox
                                          Title: Principal


                                   EXETER IV ADVISORS, INC.


                                   By:  /s/ Keith R. Fox
                                       -----------------------------
                                       Keith R. Fox



                                    KEITH R. FOX


                                        /s/ Keith R. Fox
                                        -----------------------------
                                       Keith R. Fox